EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties, Inc.'s ratios of earnings to combined fixed charges and preferred distributions for the five years ended December 31, 2004 were as follows:

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains (losses) on sales of real estate and other assets and land held for development, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend	$307,399	$294,353	$270,913	$239,498	$204,538
Gains (losses) on sales of real estate and land held for development	9,822	70,244	232,304	11,238	(313)
Amortization of interest capitalized	2,845	2,640	2,526	950	415
Distributions from unconsolidated joint ventures	6,663	8,412	8,692	2,735	1,848
Combined fixed charges and preferred distributions (see below)	334,082	342,244	316,835	306,709	275,607
Subtract:
Interest capitalized	(10,849)	(19,200)	(22,510)	(59,292)	(37,713)
Preferred distributions	(17,063)	(23,608)	(31,258)	(36,026)	(32,994)

Total earnings	$632,899	$675,085	$777,502	$465,812	$411,388

Combined fixed charges and preferred distributions:
Interest expensed	$306,170	$299,436	$263,067	$211,391	$204,900
Interest capitalized	10,849	19,200	22,510	59,292	37,713
Preferred distributions	17,063	23,608	31,258	36,026	32,994

Total combined fixed charges and preferred distributions	$334,082	$342,244	$316,835	$306,709	$275,607

Ratio of earnings to combined fixed charges and preferred distributions	1.89	1.97	2.45	1.52	1.49

The ratio of earnings to combined fixed charges and preferred distributions was computed by dividing earnings by combined fixed charges and preferred distributions. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and combined fixed charges and preferred distributions, minus interest capitalized and preferred distributions. Combined fixed charges and preferred distributions consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.